Exhibit 99.1

G MEDICAL INNOVATIONS HOLDINGS LTD.

July 18, 2022

Holder of Ordinary Share Purchase Warrant

Re: Inducement Offer to Exercise Ordinary Share Purchase Warrants

Dear Holder:

G Medical Innovations Holdings Ltd. (the “Company”) is pleased to offer to you the opportunity to exercise all of the Ordinary Share Purchase Warrants of the Company set forth on the signature page hereto (the “Existing Warrants”) currently held by you (the “Holder”). The Existing Warrants and the shares underlying the Existing Warrants (“Existing Warrant Shares”) have been registered pursuant to registration statements on Form F-1, as amended, (File No. 333-262724 and 333-265089) (the “Registration Statements”) and were issued pursuant to those certain Securities Purchase Agreements, dated as of January 30, 2022 and April 18, 2022 (the “Purchase Agreements”). The Registration Statements are currently effective and, upon exercise of the Existing Warrants pursuant to this letter agreement, will be effective for the issuance or sale, as the case may be, of the Existing Warrant Shares. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreements.

In consideration for exercising at least $2.0 million of Existing Warrants held by you and set forth on the signature page hereto (the “Warrant Exercise”) at a reduced exercise price of $0.84, the Company hereby offers to issue you or your designees a new Ordinary Share Purchase Warrant (“New Warrant”) to purchase (a) a number of shares of Ordinary Shares equal to 125% of the number of Warrant Shares issued pursuant to the Warrant Exercise and (b) the balance of Warrant Shares held by the Holder. The New Warrant shall be substantially in the form of the Existing Warrants, will be initially exercisable commencing six (6) months following the date of the issuance thereof, have a term of exercise until April 20, 2028, and an exercise price equal to $0.93. For the avoidance of doubt, the balance of Warrant Shares held by the Holder as referred to in clause (b) of this paragraph will have been amended to have the same commercial terms of and aggregated as part of the New Warrant. The Company covenants to use commercially reasonable efforts to register the Ordinary Shares underlying the New Warrant with the Commission prior to the initial exercise date of the New Warrant.

The Holder represents and warrants that a Warrant Exercise shall be effected through the delivery by the Holder to the Company of a Notice of Exercise of at least $2.0 million of the Existing Warrant by 5:00 p.m. ET on the date hereof.

The original New Warrant certificates will be delivered within two Business Days following the Warrant Exercise pursuant to this letter agreement. Notwithstanding anything herein to the contrary, in the event such Warrant Exercise would otherwise cause the Holder to exceed the beneficial ownership limitations (“Beneficial Ownership Limitation”) set forth in Section 2(e) of the Existing Warrants, the Company shall only issue such number of Existing Warrant Shares to the Holder that would not cause the Holder to exceed the maximum number of Existing Warrant Shares permitted thereunder with the balance to be held in abeyance until notice from the Holder that the balance (or portion thereof) may be issued in compliance with such limitations, which abeyance shall be evidenced through the Existing Warrants which shall be deemed prepaid thereafter, and exercised pursuant to a Notice of Exercise in the Existing Warrant (provided no additional exercise shall be payable). The parties hereby agree that the Beneficial Ownership Limitation for purposes of the Existing Warrant is as set forth on the Holder’s signature page hereto.

Expressly subject to the paragraph immediately following this paragraph below, Holder may accept this offer by signing this letter below and effect the Warrant Exercise by delivering a Notice of Exercise on or before 5:00 p.m. ET by the 10th Trading Day following the date of this letter agreement (the “Termination Date”).

Additionally, the parties hereby agree that the covenants set forth in Article IV of the Purchase Agreement shall apply to the New Warrants and Ordinary Shares underlying such New Warrants as if such securities were issued to the Purchase Agreements as Warrants and Warrant Shares; provided, however, that the covenant set forth in Section 4.12 of the Purchase Agreements shall not apply to the issuance of New Warrants and new Ordinary Shares underlying New Warrants issued to Lind Global Fund II LP or any of its Affiliates substantially contemporaneously with the issuance of the New Warrants and Ordinary Shares underlying such New Warrants to the Holder.

Pursuant to Section 5.5 of the Purchase Agreements, the parties agree that the Restricted Period set forth in Section 4.12 of the Purchase Agreements is amended such that it runs from the date hereof until and including September 15, 2022.

The Company represents, warrants and covenants that, upon acceptance of this offer and delivery of a Notice of Exercise, the shares underlying the Existing Warrants shall be issued free of any legends or restrictions on resale by Holder and all of the Warrant Shares shall be delivered electronically through the Depository Trust Company within two (2) Business Days of the date the Company receives the applicable Warrants Exercise Price, subject to the Beneficial Ownership Limitation.

The Company acknowledges and agrees that the obligations of the Holders under this letter agreement are several and not joint with the obligations of Lind Global Fund II LP or any of its Affiliates or any other holders of Warrants to purchase Ordinary Shares of the Company (each, an “Other Holder”) under any other agreement related to the exercise of such warrants (“Other Warrant Exercise Agreement”), and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder or under any such Other Warrant Exercise Agreement. Nothing contained in this letter agreement, and no action taken by the Holders pursuant hereto, shall be deemed to constitute the Holder and the Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and the Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement and the Company acknowledges that the Holder and the Other Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this letter agreement or any Other Warrant Exercise Agreement. The Company and the Holder confirm that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors.

The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof until the Termination Date, that none of the terms offered to any Other Holder with respect to any Other Warrant Exercise Agreement (or any amendment, modification or waiver thereof), is or will be more favorable to such Other Holder than those of the Holder and this letter agreement. If, and whenever on or after the date hereof until the Termination Date, the Company enters into an Other Warrant Exercise Agreement, then the Company shall provide notice thereof to the Holder promptly following the occurrence thereof. The provisions of this paragraph shall apply similarly and equally to each Other Warrant Exercise Agreement.

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Within two (2) business days from the Holder’s execution of this letter and delivery of a Notice of Exercise, the Holder shall make available to the Company immediately available funds equal to the number of Existing Warrants being exercised multiplied by $0.84, and the Company shall (i) instruct its transfer agent to deliver the Warrant Shares to the Holder, and (ii) deliver to the Holder the New Warrants registered in the name of the Holder.

Please do not hesitate to call me if you have any questions.

Sincerely yours,

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Yacov Geva
Name:	Yacov Geva
Title:	CEO

Accepted and Agreed to:

Name of Holder: Armistice Capital Master Fund Ltd.

Signature of Authorized Signatory of Holder: /s/ Steven Boyd

Name of Authorized Signatory: Steven Boyd

Title of Authorized Signatory: CIO of Armistice Capital, LLC, the Investment Manager

Existing Warrant Shares to be Exercised: 2,380,953

Remaining Existing Warrant Shares: 6,269,047

New Warrant Shares to be Issued Pursuant to This Agreement: 9,245,239

Beneficial Ownership Limitation Existing Warrant: 4.99%

Beneficial Ownership Limitation New Warrant: 4.99%

DWAC/DTC Instructions: